c/o Fuling Global Inc. ¤ Southeast Industrial Zone, Songmen Town

Wenling, Zhejiang Province ¤ People’s Republic of China ¤ Phone: +86-576-86623058

July 27, 2015

Jay Ingram, Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Fuling Global Inc.
SEC comment letter dated July 2, 2015 about Amendment No. 1 to Draft Registration Statement on Form F-1
CIK No. 0001637921

Dear Mr. Ingram:

On behalf of Fuling Global Inc. (the “Registrant”) and in response to the comments set forth in your letter dated July 2, 2015, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Registration Statement on Form F-1 (the “Registration Statement”). Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed two redlined copies of the Registration Statement compared against the Draft Registration Statement confidentially submitted on June 18, 2015 for your review.

Consolidated Financial Statements General

1.	We read your response to comment 73 in our letter dated April 29, 2015 and note that you currently have one reportable segment. However, it continues to appear to us that you should provide the entity-wide information required by ASC 280-10-50-40 and 50-41. We note that these disclosures apply to all public entities, including those that have a single reportable segment. We also note similar disclosures are provided in your filing but are also required in the notes to your financial statements.

We acknowledge the comment and have added "segment reporting" disclosure in our footnotes accordingly in the Registration Statement. The added disclosures may be found in Note 13 on page F-21 and read as follows:

NOTE 13 - SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company's internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company's business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products. Based on management's assessment, the Company has determined that it has only one operating segments as defined by ASC 280.

Jay Ingram, Legal Branch Chief

July 27, 2015

The following table presents revenue by major products for the years ended December 31, 2014 and 2013, respectively.

	For the years ended
	December 31, 2014	December 31, 2013
Cutlery	$45,210,869	$38,827,889
Straws	13,054,589	9,557,235
Cups and plates	22,699,966	18,817,504
Others	2,215,689	2,333,487
Total	$83,181,113	$69,536,115

The following table presents revenue by geographic areas for the years ended December 31, 2014 and 2013, respectively.

	For the years ended
	December 31, 2014	December 31, 2013
Revenue from United States	$76,930,240	$64,828,120
Revenue from Hong Kong and Mainland China	122,040	102,180
Revenue from other foreign countries	6,128,833	4,605,815
Total revenue	$83,181,113	$69,536,115

Long-lived assets of $21,632,497 and $891,205 were located in China and the United States as of December 31, 2014. All long-lived assets were located in China as of December 31, 2013.

Note 1 – Organization and Description of Business, page F-6

2.	Please clarify if there are assets of the consolidated variable interest entity (Domo) that can only be used to settle obligations of the consolidated VIE or liabilities for which creditors do not have recourse to your general credit. Please disclose the carrying amount and classification of the VIE’s assets and liabilities and any other disclosures required by ASC 810-10-50-14.

We acknowledge the comment and have revised our Note 2 on page F-7 to include the following disclosure:

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIE, which was included in the Company’s consolidated balance sheets, statements of comprehensive income and cash flows:

	December 31, 2014	December 31, 2013

Current assets	$3,792,029	$2,838,826
Non-current assets	-	-
Total assets	3,792,029	2,838,826

Third-party liabilities	(919,942)	(2,861,145)
Intercompany payables*	(2,410,087)	-
Total liabilities	(3,330,029)	(2,861,145)

Net assets	$462,000	$(22,319)

* Payables to Taizhou Fuling and Great Plastics are eliminated upon consolidation.

Jay Ingram, Legal Branch Chief

July 27, 2015

	For the years ended
	December 31, 2014	December 31, 2013
Revenue	$8,186,525	$8,275,555
Net income (loss)	$474,461	$(3,649)

	For the years ended
	December 31, 2014	December 31, 2013
Net cash provided by operating activities	$(2,511,222)	$19,542
Net cash used in financing activities*	$2,410,087	$-
Net increase in cash and cash equivalents	$(101,135)	$19,542

* Intercompany financing activities are eliminated upon consolidations.

The Company has the power to direct activities of the VIE and can have assets transferred freely out of the VIE without restrictions. Therefore, the Company considers that there is no asset of VIE that can only be used to settle obligations of the respective VIE. The creditors of the VIE’s third-party liabilities did not have recourse to the general credit of the primary beneficiary in normal course of business.

Note 13 – Subsequent Events, page F-21

3.	We note that your financial statements were available for issuance on February 27, 2015 and that you have evaluated subsequent events through the date the financial statements were issued. Please disclose the specific date through which subsequent events have been evaluated. In this regard, we note that certain footnotes were updated and the auditor’s report was dual dated. Please refer to ASC 855-10-50-1.

We acknowledge the comment and have updated our disclosure of Note 14- Subsequent Events accordingly in the Registration Statement. The updated disclosure may be found on page F-22 and reads as follows:

Until the end of June 2015, the Company repaid approximately $19.9 million bank loans and $3.2 million notes payables which were due in 2015. The Company also borrowed approximately $25.3 million bank loans as well as approximately $2.4 million notes payable from various banks in China. All the loans and notes are short term in nature and guaranteed by Special Plastics, its shareholders and third party individuals.

These consolidated financial statements were approved by management and available for issuance on July 27, 2015. The Company evaluated subsequent events through the date these consolidated financial statements were issued.

Jay Ingram, Legal Branch Chief

July 27, 2015

Thank you in advance for your assistance in reviewing this response and the Registration Statement.

Should you have any questions with respect to the above responses, please contact me.

Sincerely,
Fuling Global, Inc.

By:	/s/ Yue “Sam” Yu
Name:	Yue “Sam” Yu
Its:	Chief Financial Officer